[Cadwalader, Wickersham & Taft LLP Letterhead]

April 4, 2017

VIA EDGAR TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Buffalo Wild Wings, Inc. (“BWW” or the “Company”)
PREC14A preliminary proxy statement filing made on March 23, 2017
DFAN14A filing made on March 27, 2017 in reliance on Rule 14a-12
Each filed by Marcato Capital Management LP et al. (“Marcato”)
File No. 000-24743

Dear Mr. Panos:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 28, 2017 (the “Comment Letter”), with respect to Marcato’s solicitation of proxies from the shareholders of the Company to elect four (4) nominees to the Company’s board of directors (the “Board”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects the revisions made to the preliminary proxy statement on Schedule 14A filed on March 23, 2017 in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

Preliminary Proxy Statement filed on March 23, 2017

General

1.	Please clearly mark the proxy statement, as distinguished from the cover letter addressed to shareholders, as preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We respectfully note to the Staff that the Preliminary Proxy Statement began on the page that was previously marked as preliminary. The first page of the Revised Preliminary Proxy Statement has been revised to clarify any confusion.

2.	Please revise the proxy statement, as distinguished from the cover letter addressed to shareholders, to specify the approximate date upon which the definitive proxy statement will be released to security holders. See Rule 14a-6(d) of Regulation 14A.

We respectfully note to the Staff that the Preliminary Proxy Statement began on the page that was previously marked as preliminary. The first page of the Revised Preliminary Proxy Statement has been revised to clarify any confusion.

Reasons for the Solicitation, page 14

3.	Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements:

•	“However, Marcato also believes that for BWW to reach its full potential, the Company must address the persistent failures that have plagued critical business areas, including…;” and

•	“Unfortunately, the Company has been unwilling to explore a serious dialogue in any of these areas, exposing an acute breakdown in good governance and shareholder alignment.”

Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation to support the statement. Please provide us with the factual foundation upon which the participants relied to compose the bulleted list that appears in this section and conclude that there is an acute breakdown in good governance and shareholder alignment, or revise to delete the assertion. See Note b. to Rule 14a-9.

In response to the Staff’s comment, Marcato has revised the disclosure on page 15 of the Revised Preliminary Proxy Statement by deleting the assertions in these statements.

Questions and Answers Relating to This Proxy Solicitation Who Are the Nominees?, page 16

4.	The biographical information of Mr. Sanders, as provided pursuant to Item 7 of Schedule 14A, does not fully comply with the requirements of Item 401(e) of Regulation S-K. A description of a director nominee’s business experience during the past five years. Mr. Sanders’ biographical information fails to mention his business experience between November 2013 and January 2015. Please revise or advise.

Marcato acknowledges the Staff’s comment. From November 2013 to January 2015, Mr. Sanders was retired. Accordingly, Marcato has disclosed all of Mr. Sanders’ business experience during the past five years in compliance with the requirements of Item 401(e) of Regulation S-K.

5.	Advise us what, if any, disclosure has been provided in response to Item 8 of Schedule 14A given its requirement for non-registrants to disclose compensation-related information regarding nominees and their associates in a solicitation in opposition.

Marcato acknowledges the Staff’s comment and respectfully refers the Staff to the Fourth paragraph on page 30 of the Revised Preliminary Proxy Statement under the section entitled “Compensation of the Company’s Directors” for disclosure related to compensation regarding the Nominees and their associates in a solicitation in opposition pursuant to Item 402 of Regulation S-K, as well as to the final sentence of the fourth paragraph on page 38 of the Revised Preliminary Proxy Statement under the section entitled “Certain Relationships with the Company” for disclosure related to any interlocking relationships that exist had the nominees been directors of the Company pursuant to Item 407(e)(4) of Regulation S-K.

What is a broker non-vote?, page 23

6.	The disclosure intimates that broker non-votes will exist. Under NYSE Rule 452, and interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, the disclosure contemplates the existence of votes absent the transmission of instructions to a broker, bank or other nominee if held in “street name.” Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements are correct or revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

In response to the Staff’s comment, Marcato has revised the disclosure on page 24 of the Revised Preliminary Proxy Statement to clarify that broker non-votes will not exist in this solicitation.

Proposal No. 1 — Election of Nominees, page 27

7.	Please revise to indicate, if true, that each of the nominees has consented to being named in the proxy statement as distinguished from simply being “named.” See Rule 14a-4(d) of Regulation 14A.

In response to the Staff’s comment, Marcato has revised the disclosure on page 28 of the Revised Preliminary Proxy Statement to clarify that each of the nominees has consented to being named in the proxy statement.

Proposal No. 2—Repealing of Certain Provisions of or Amendments to the Bylaws Adopted Since May 21, 2009, page 31

8.	Please revise to indicate that to the extent the proposal is lawfully approved, bylaws aligned with security holder interests could be repealed.

In response to the Staff’s comment, Marcato has revised the disclosure on page 32 of the Revised Preliminary Proxy Statement to clarify that the approval of Marcato’s proposal could result in the repeal of yet-to-be-adopted bylaw provisions that are aligned with security holders’ interests.

9.	To the extent that the participants know or reasonably should know that this proposal is at risk of being legally challenged or disallowed on grounds that such proposal is unlawful, please revise to indicate that any questions regarding the validity of the proposal ultimately may be settled in a court of competent jurisdiction.

In response to the Staff’s comment, Marcato has revised the disclosure on page 32 of the Revised Preliminary Proxy Statement to clarify that in the event of a legal challenge to Marcato’s proposal a court of competent jurisdiction would serve as an arbiter.

Solicitation of Proxies, page 33

10.	Please revise to indicate whether the participants’ intention to seek reimbursement of expenses in connection with a successful solicitation of its nominees will be submitted to a vote of security holders. Refer to Item 4(b)(5) of Schedule 14A.

In response to the Staff’s comment, Marcato has revised the disclosure on page 34 of the Revised Preliminary Proxy Statement to indicate that Marcato does not intend to submit the question of reimbursement to a vote of security holders.

Certain Relationships with the Company, Page 34

11.	Please present all of the beneficial ownership information required by, and in the format expected by, Item 6(d) of Schedule 14A and corresponding Item 403 of Regulation S-K, or advise us, if true, that Annex C will provide disclosure compliant with such standards.

In response to the Staff’s comment, Marcato has revised the disclosure on Annex C to present all of the beneficial ownership information required by, and in the format expected by, Item 6(d) of Schedule 14A and corresponding Item 403 of Regulation S-K.

Incorporation by Reference, page 37

12.	Please be advised that the participants’ intention to rely upon Rule 14a-5(c) would be impermissible at any time before the issuer distributes the information to security holders. If the participants decide to disseminate their proxy statement prior to the distribution of the issuer’s proxy statement, the participants must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participants’ anticipated distribution.

Marcato acknowledges the Staff’s comment. Marcato has not yet determined whether to disseminate its definitive proxy statement prior to the distribution of the Company’s definitive proxy statement. In the event that Marcato does disseminate its definitive proxy statement prior to the distribution of the Company’s definitive proxy statement, Marcato confirms its understanding that it must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Form of Proxy

13.	We note the disclosure that reads, “[u]nless otherwise specified,…” Please revise to conform this statement to the standard codified at Rule 14a-4(e) by expressly indicating, if true, that the proxy holders will vote the shares represented by the proxy as instructed.

In response to the Staff’s comment, Marcato has revised the form of proxy to conform to the standard codified at Rule 14a-4(e) by expressly indicating that the proxy holders will vote the shares represented by the proxy as instructed.

Definitive Additional Materials filed in reliance upon Rule 14a-12

14.	Please provide us with the factual foundation, as contemplated by Note b. of Rule 14a-9, to support the following statements, or provide such support or clarifying statement in lieu thereof in the next filing made under Section 14(a):

•	“…there is substantial deficiency at the Board level and lack of a cohesive plan to create long-term shareholder value…”; and

•	“…scrambling to protect the status quo…”;

Marcato submits the following items to the Staff’s attention to support Marcato’s statements that “there is substantial deficiency at the Board level and lack of a cohesive plan to create long-term shareholder value” and that the Company is “scrambling to protect the status quo.”

Marcato has held numerous meetings and calls with members of the Board and its representatives to present opportunities to enhance shareholder value. In connection with these meetings, Marcato has provided extensive and detailed analyses of the Company’s current strategy, including a 50-page analysis that was provided to Company management in June 2016. Despite Marcato’s efforts, the Board has failed to provide any meaningful response to the materials and input provided by Marcato. Additionally, Marcato has requested on several occasions the opportunity to present its views to the full Board. All of these requests were dismissed and, as further highlighted in the section entitled “Background to this Solicitation” in the Revised Preliminary Proxy Statement filed by the Participants on the same date as this letter, the Company has refused to engage with Marcato with respect to any of the Company’s strategic initiatives or strategies to enhance shareholder value. Instead, the Company has made only incremental, reactionary changes to its Board composition, executive team and business strategy without input from shareholders. Marcato views these incremental changes as being done in order to create the appearance of change, while maintaining the status quo.

For example, since August 2016:

•	less than a month and a half after Marcato released an open letter to the Board in which Marcato suggested that the Company cease its “emerging brands” growth plans, the Company announced the departure of Kathleen M. Benning, whom at the time was the Company’s Executive Vice President, Business Development and Chief Strategy Officer, and was responsible for the Company’s “emerging brands” growth plans;

•	in the same open letter to the Board Marcato stated its belief that the Company needed fresh talent at the Board and management levels. Less than two months later, the Company suddenly announced the departure of two directors from the Board and the addition of three new directors;

•	less than two weeks after Marcato sent another public letter to the Board in which Marcato stated that it was troubled by the new director appointments and that such appointments were “made unilaterally and without consultation with the Company’s shareholders,” the Company announced the hiring of a new chief financial officer. The Company’s appointment of a CFO was made without input from Marcato despite assurances from the Company that it would discuss the CFO search and candidates with Marcato;

•	less than a week after Marcato filed its preliminary proxy statement, the Company announced further changes to the composition of the Board; specifically that two directors would not be standing for reelection at the upcoming annual meeting and would be replaced by two new director nominees (including Sam B. Rovit, one of Marcato’s four director nominees) (the “March 27 Announcement”);

•	the Company released a presentation on March 7, 2017 in which it announced that it was exploring the sale and refranchising of 10% of its company-owned restaurants, far less than the 90% refranchisement plan that Marcato had been advocating for publicly since August 2016; and

•	the Company retained the Cypress Group to manage the Company’s recently announced “portfolio optimization initiative.” Notably, Marcato had previously retained the Cypress Group in evaluating its 90% refranchisement plan and cited the Cypress Group’s finding in a presentation to the Company in October 2016.

With respect to the March 27 Announcement, we also note that the chairman of the Governance Committee of the Board (the “Governance Committee”), Andre Fernandez, sent an email to Mr. Rovit welcoming him to the Board approximately one hour prior to the Company’s public announcement of Mr. Rovit’s nomination, and the Company’s general counsel, Emily Decker, sent Mr. Rovit an email requesting that he execute a consent for inclusion in the Company’s proxy statement shortly after the Company announced the inclusion of Mr. Rovit on the Company’s slate. We understand that Mr. Rovit did not execute the consent. Nevertheless, the Company filed its preliminary proxy statement the next day.

The actions described above are, Marcato respectfully submits, emblematic of a Board that has “substantial deficiencies” and were in no way part of a “cohesive plan to create shareholder value.” Rather, such actions are, in Marcato’s view, ad hoc measures, and the haphazard manner in which they were taken (particularly the inclusion of Mr. Rovit on the Company’s slate and the announcement thereof) indicates that the Company is “scrambling to protect the status quo.” Nevertheless, in the future, Marcato will endeavor to clarify the factual foundation underlying similar statements.

•	“…the Company’s rejection of our proposal to adopt a Universal proxy ballot is clearly designed to thwart shareholder democracy…”, especially in light of the fact that the issuer, assuming a rejection of such proposal even occurred, might have had bona fide legal or other reasons not to concur with the proposal.

Marcato acknowledges the Staff’s comment and respectfully submits that Marcato has a reasonable basis for this statement.

Marcato submits the following items to the Staff’s attention with respect to Marcato’s statement that “…the Company’s rejection of our proposal to adopt a universal proxy ballot is clearly designed to thwart shareholder democracy…”

At the request of the Governance Committee, each of the nominees proposed by Marcato for election to the Board (other than Mick McGuire) participated in meetings with the Committee to discuss their candidacies. Following these meetings, the chairman of the Board, Jerry Rose, reached out directly to two members of Marcato’s slate to schedule follow-up meetings with him. Following Mr. Rose’s request, we and our representatives held several discussions with the Company’s outside counsel and financial advisors. Based on these discussions, it became apparent to Marcato that the Board was considering recommending that shareholders vote for a subset of Marcato’s slate.

Accordingly, on March 20, 2017, we sent a letter (the “March 20 Letter”) to the Company’s counsel expressing Marcato’s concerns with this approach, as such approach would in fact deprive shareholders using the Company’s proxy card the opportunity to vote for the full Marcato slate. In the March 20 Letter, we also requested that the Company confirm whether it planned to use a universal ballot that would allow shareholders to vote for each of the members of Marcato’s and the Company’s slate and, to that end requested that the Company arrange for its nominees to provide their consent to be named on Marcato’s proxy statement and to serve on the Board if elected. In the March 20 Letter, we said that “Marcato would view the Company’s failure to use a universal proxy card in such a circumstance as yet another abuse of the corporate machinery to gain an improper advantage in the election and further entrench the incumbent directors.” Neither the Company nor its representatives provided any written response to the March 20 Letter. In a subsequent conversation, a financial advisor to the Company noted that the Company would not be willing to use a universal proxy card, but did not provide any legal or other reason for such decision. Moreover, Mr. Rovit sent a letter to Mr. Fernandez on March 29, 2017 encouraging the Company’s use of a “universal” proxy ballot. Again, no response to this letter has been received from the Company.

Thus, the Company has been provided with numerous chances to clarify the record with respect to the rationale for its rejection of our proposed use of a universal proxy card, yet has failed to do so. Marcato believes that such lack of clarification, along with the Company’s rejection of Marcato’s request to use a “universal” proxy card in favor of cherry picking one of Marcato’s nominees to include on its proxy card to the exclusion of the other Marcato nominees, reflects a clear effort on the part of the Company to thwart shareholder democracy.

*        *        *

In connection with this response to the Staff’s comment, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	Each filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	none of the filing persons may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

cc:	Richard T. McGuire III
Managing Partner
Marcato Capital Management LP